Exhibit 99.1

Canterbury Park Holding Corporation Reports Third Quarter Results

Strong Operating Margins and Lower Future Capital Expenditures

Position the Company for Meaningful Cash Flow Growth in 2027

Shakopee, MN – November 10, 2026 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC), today reported financial results for the third quarter ended September 30, 2026.

	($ in thousands, except per share data and percentages)
	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	Change	2026	2025	Change
Net revenues	$19,082	$18,315	4.2%	$48,762	$47,122	3.5%

Net income (loss) (1)	$959	$487	96.8%	$981	$(139)	NM	(3)

Adjusted EBITDA (2)	$3,828	$2,994	27.8%	$9,281	$7,132	30.1%

Basic EPS	$0.19	$0.10	90.0%	$0.19	$(0.03)	NM	(3)
Diluted EPS	$0.18	$0.10	80.0%	$0.19	$(0.03)	NM	(3)

(1)

Net income in the nine-month period ended September 30, 2026 includes the impact of an impairment charge of $419,000 related to horse racing purse overpayments that occurred in 2024 and 2025, subject to the terms of the 2024 and 2025 live meet agreements. In total, these overpayments in the prior year periods amounted to more than $2.0 million. To date, no legislative action has been taken either to legalize sports betting in the State, which the Company continues to support, or to provide for horse racing purse enhancements. As such, the Company recognized an impairment charge totaling one-fifth of these overpayment amounts in the second quarter of 2026 and will continue to evaluate recoverability going forward.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in this release. Please see the reconciliation of Net income (loss) to Adjusted EBITDA on page 6.

(3)	Not meaningful as results changed from a net loss to net income.

Management Commentary

Randy Sampson, President and Chief Executive Officer of Canterbury Park, commented, “Our third-quarter results demonstrate the operating leverage in our business, with revenue growth driving higher profitability and cash flow. Net income nearly doubled and Adjusted EBITDA increased 27.8% on revenue growth of 4.2%. Casino revenues rose 13.8% year over year, supported by a 17% increase in table games drop and a higher hold percentage. Food and beverage revenues increased 2.9%. Together, these gains more than offset declines in Pari-mutuel and Other revenues. Disciplined cost management has kept total operating expenses consistent with recent years despite inflation, including higher labor costs. As a result, our third-quarter Adjusted EBITDA margin increased to 20.1% from 16.3% a year earlier. Year-to-date, our Adjusted EBITDA margin improved to 19.0% from 15.1% in the prior-year period.

“The higher level of cash flow from operations we are generating is noteworthy as we are also in the final stages of a multi-year period of elevated capital expenditures that were primarily associated with strategic investments to enhance Canterbury’s long-term real estate opportunities rather than being undertaken for short-term return-focused projects. In addition, we expect the current quarter will be the last quarter of other significant development infrastructure expenditures, including for our final payment related to the tax increment financing (“TIF”) note receivable. Also, we expect to make our final equity contribution to the Doran Canterbury I joint venture prior to year-end related to its expected refinancing. As a result, we will enter 2027 with significantly lower capital requirements, while we expect positive cash flow from our joint ventures as well as opportunities to actively invest to grow interest income. This will allow the Company to transition into ‘cash-harvesting mode’ next year as we expect to generate a meaningful improvement in cash flow. This will provide us with additional and meaningful optionality for returning capital to shareholders.

“In addition, we continue to believe there is significant unrecognized value on our balance sheet including the more than $11 per share in cash, TIF receivables, and real estate joint ventures. With our strong balance sheet and expectations for growing cash flow, we remain committed to delivering long-term value to shareholders.”

Tax Increment Financing

As of September 30, 2026, Canterbury has just $930,000 remaining to spend related to tax increment financing in the TIF district. In December 2025, the Company received its first reimbursement of $582,000 related to these expenditures and in July 2026, the Company received an additional $320,000. The Company expects to receive an additional approximately $900,000 in late 2026 or early 2027.

Joint Ventures

The Company’s joint ventures are currently generating approximately $87,000 per quarter in cash flow to the Company including:

●	Canterbury Development DBSV, LLC (“Winners Circle”): Currently generating approximately $38,000 per quarter in cash flow to the Company
●	Trackside Investments, LLC (“Boardwalk Kitchen & Bar”): Currently generating approximately $49,000 per quarter in cash flow to the Company
●	Doran Canterbury I & II, LLC (“Triple Crown Residences at Canterbury Park”): Expected to be cash flow positive in 2027 on a combined basis

Summary of 2026 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2026 increased 4.2% to $19.1 million, compared to $18.3 million in the same period last year. The year-over-year increase was driven by a 13.8% increase in Casino revenue to $10.2 million from $8.9 million in the year-ago period, and a 2.9% increase in Food and beverage revenue. The year-over-year increases primarily reflect higher table games drop in the Company’s Casino operations due to increased visitation and spend per visit. These increases were partially offset by decreases of 9.5% and 9.8% in Pari-mutuel and Other revenues, respectively. The decreased Pari-mutuel revenues were primarily attributable to lower out-of-state handle, resulting from smaller average field sizes per race compared to the same period in 2025. The decrease in Other revenues is primarily due to decreased admission revenue for non-racing events, primarily due to conducting less concert events in 2026.

Operating expenses for the three months ended September 30, 2026 were $17.4 million, an increase of $117,000, or 0.7%, compared to operating expenses of $17.3 million for the same period in 2025. The modest year-over-year increase primarily reflects higher other operating expenses of $152,000, largely due to higher real estate taxes, and higher costs of food and beverage and other sales of $78,000, related to higher food and beverage sales. These increases were partially offset by lower professional and contracted services of $136,000 and lower advertising and marketing expenses of $61,000, due primarily to lower event promotional spend related to fewer concert events compared to the prior-year period. As a result, income from operations for the third quarter of 2026 improved to $1.7 million, compared to $1.1 million in the third quarter of 2025.

The Company recorded a net loss from equity investments of $852,000 and $936,000 for the three months ended September 30, 2026 and 2025, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $420,000 and $156,000 for the three months ended September 30, 2026 and 2025, respectively. The increase in income tax expense is primarily due to higher income before income taxes in 2026 compared to the same period in 2025.

The Company recorded net income of $959,000, or $0.18 per diluted share, for the three months ended September 30, 2026, compared to net income of $487,000, or $0.10 per diluted share, for the three months ended September 30, 2025. The improvement primarily reflects higher Casino revenue combined with relatively flat operating expenses.

Adjusted EBITDA, a non-GAAP measure, increased 27.8% to $3.8 million in the 2026 third quarter, compared to $3.0 million in the 2025 third quarter.

Summary of 2026 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2026 were $48.8 million, up 3.5% compared to $47.1 million in the same period in 2025, driven primarily by increases of 5.2% in Casino revenue and 10.1% in Food and beverage revenue, partially offset by lower Pari-mutuel and Other revenues.

Operating expenses for the nine months ended September 30, 2026 were $45.7 million, an increase of $729,000, or 1.6%, compared to $45.0 million in the prior-year period, primarily due to a $478,000 increase in purse expense, which includes a $419,000 impairment charge related to prior-period purse overpayments, higher other operating expenses of $450,000, and higher costs of food and beverage and other sales of $260,000, partially offset by lower advertising and marketing expenses of $255,000 and lower salaries and benefits of $178,000.

The net loss from equity investments improved to $3.1 million from $3.9 million in the prior-year period. Net income for the nine months ended September 30, 2026 was $981,000 compared to a net loss of $139,000 in the nine months ended September 30, 2025. EPS was $0.19 per diluted share for the nine months ended September 30, 2026, compared to a net loss of $0.03 per share in the prior-year period. Net income and EPS in the nine-month period ended September 30, 2026, include the impact of the $419,000 impairment charge of related to horse racing purse overpayments made in 2024 and 2025 as noted above.

Adjusted EBITDA, a non-GAAP measure, increased 30.1% to $9.3 million compared to Adjusted EBITDA of $7.1 million in the nine months ended September 30, 2025.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2026, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 12, 2026.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, both of which are non-GAAP measures that exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation, and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense or benefit, depreciation, and amortization, as well as excluding stock-based compensation (which includes our 401(k)-match expense as this match occurs in Company stock), gain on disposal of assets, depreciation and amortization and interest expense related to equity investments, including amounts attributable to underlying joint ventures reflected in equity investment earnings, and impairment of other receivables related to prior-period purse overpayments. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, nor Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do, so caution should be taken in comparing the Company’s EBITDA and Adjusted EBITDA results to those of other companies. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA and Adjusted EBITDA margin have economic substance because they are used by management as performance measures to analyze the performance of our business and provide a perspective on the current effects of operating decisions. We have presented Adjusted EBITDA margin as a supplemental disclosure because we believe it provides investors with a useful measure of our operating profitability relative to our net revenues and facilitates period-to-period comparisons of our operating performance, and management uses it to evaluate the efficiency of our operations and the effectiveness of our cost management.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities, or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends,” “will,” “plan,” “may,” “position,” “expect,” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These risks and uncertainties include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games, or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contact

Randy Dehmer

Senior Vice President and Chief Financial Officer

Canterbury Park Holding Corporation

952-233-4828 or investorrelations@canterburypark.com

- financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
OPERATING REVENUES:
Casino	$10,158,440	$8,925,116	$29,030,001	$27,605,997
Pari-mutuel	2,928,616	3,236,032	6,269,609	6,577,878
Food and beverage	3,608,614	3,507,789	7,929,772	7,199,300
Other	2,386,775	2,645,764	5,532,167	5,738,892
Total Net Revenues	$19,082,445	$18,314,701	$48,761,549	$47,122,067
OPERATING EXPENSES	(17,380,916)	(17,263,655)	(45,718,831)	(44,989,533)
INCOME FROM OPERATIONS	1,701,529	1,051,046	3,042,718	2,132,534
Other loss, net	(322,009)	(407,763)	(1,533,755)	(2,447,867)
INCOME TAX (EXPENSE) BENEFIT	(420,355)	(156,000)	(527,996)	176,000
NET INCOME (LOSS)	$959,165	$487,283	$980,967	$(139,333)

Basic Earnings (Loss) Per Share	$0.19	$0.10	$0.19	$(0.03)
Diluted Earnings (Loss) Per Share	$0.18	$0.10	$0.19	$(0.03)

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
NET INCOME (LOSS)	$959,165	$487,283	$980,967	$(139,333)
Interest income, net	(530,417)	(528,501)	(1,584,272)	(1,451,162)
Income tax expense (benefit)	420,355	156,000	527,996	(176,000)
Depreciation and amortization	1,024,778	1,026,994	3,093,032	2,944,900
EBITDA	1,873,881	1,141,776	3,017,723	1,178,405
Stock-based compensation	407,660	392,994	1,245,499	1,201,749
Gain on disposal of assets	-	-	(56,000)	-
Other receivables impairment	-	-	419,493	-
Depreciation and amortization related to equity investments	727,143	619,336	2,178,942	2,269,948
Interest expense related to equity investments	819,063	840,305	2,475,037	2,481,499
ADJUSTED EBITDA	$3,827,747	$2,994,411	$9,280,694	$7,131,601